

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 20, 2015

<u>**Via E-Mail**</u>
Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
900 South Capital of Texas Hwy
Las Cimas IV, Fifth Floor
Austin, TX 78746

     Re: **HomeAway, Inc.**
              Schedule 14D-9 filed November 16, 2015
              SEC File No. 005-86320

Dear Mr. Tobias:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Rule 14d-10(d) Matters, page 11</u>

1.   Revise your disclosure to be specific about which arrangement is covered by the resolutions and whose Company Equity Awards are referenced, and define Company Equity Awards here instead of referring security holders to the transaction agreement.

<u>Projected Financial Information, page 25</u>

2.   Revise to disclose each set of projections on page 28 in full instead of selected portions of them.

3.   We note that the prospective financial information included in page 28 has not been prepared in accordance with GAAP. Please provide the reconciliation required by Item 100(a) of Regulation G.

4.   Please tell us why you disclaim your own disclosure in the last full paragraph on page 30. Alternatively, revise your disclosure.

Where You Can Find More Information, page 47

5.   Schedule 14D-9 does not permit forward-incorporation by reference. Please revise your disclosure to clarify that the Schedule 14D-9 will be amended as required by Rule 14d-9(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions